Mahia

THE SPIRIT OF MOROCCO

Handcrafted Fig Spirit • Hudson Valley Distillery



Deliciously served on the rocks, with a squeeze of citrus.


Nahmias et Fils
Mahia
Distilled from figs
and a hint of aniseed

Our Mission

Peaceful co-existence in life and spirits.

Our Story

Mahia is to Morocco as tequila is to Mexico.

Mahia, the national spirit of Morocco, has been celebrated for centuries. It's delicious served straight, on ice with a squeeze of citrus, in cocktails, as well as in chef-inspired dishes. Esteemed chefs, including Daniel Boulud, have played with our Mahia in savory dishes, too.

Tasting Notes

Fig and floral notes with hints of apricots, clementine, banana, licorice, apple and pear.

Award-Winning

93 Points — Tasting Panel Magazine
Silver Medal 2012 — New York International Spirits Competition
A-Rating — Good Spirit News

"You need to be using Mahia from Morocco in your cocktails… the spirit you never knew you needed!"**—Food & Wine**

"Intensely figgy…" **—The New York Times**

NAHMIAS ET FILS
SINCE 1900

EATER 2015 HOLIDAY GIFT GUIDE

40% ALC/VOL • 80 PROOF • 750 ML
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